Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following presentation is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

Establishing a New Kind of Healthcare Company July 2020Establishing a New Kind of Healthcare Company July 2020

Forward-Looking Statements This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which was filed by Newco with the SEC on June 12, 2020 and declared effective by the SEC on June 30, 2020, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made. 2Forward-Looking Statements This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which was filed by Newco with the SEC on June 12, 2020 and declared effective by the SEC on June 30, 2020, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made. 2

Additional Information and Where to Find It This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 was declared effective on June 30, 2020. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable. 3Additional Information and Where to Find It This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 was declared effective on June 30, 2020. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable. 3

Non-GAAP Financial Measures Mylan is not providing forward looking information for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period. The stated forward-looking non-GAAP financial measure, ≤ 2.5x sustained leverage target, is based on the ratio of (i) targeted on l g-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance. For the quarter ended March 31, 2020, Mylan’s Credit Agreement Adjusted EBITDA was based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”). For the quarter ended March 31, 2020, Mylan calculated adjusted EBITDA as U.S. GAAP net earnings (loss) adjusted for clean energy investments pre-tax loss, income tax provision (benefit), interest expense and depreciation and amortization (to get to EBITDA) and further adjusted for share-based compensation expense, litigation settlements and other contingencies, net and restructuring, acquisition related and other special items to get to adjusted EBITDA. References to free cash flows are to U.S. GAAP net cash provided by operating activities minus capital expenditures. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenues. Historical Mylan non-GAAP financial measures may not be directly comparable to future non-GAAP financial measures that may be used by the combined company. This presentation includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, leverage target, free cash flow, adjusted EBITDA, adjusted EBITDA margin, 2020E EBITDA margin, average estimated gross debt to 2020E EBITDA and total enterprise value to 2020E EBITDA are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, if applicable, provide a more complete understanding of the factors and trends affecting our operations. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and, if applicable, the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures, and investors and other readers should consider non- GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. 4Non-GAAP Financial Measures Mylan is not providing forward looking information for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period. The stated forward-looking non-GAAP financial measure, ≤ 2.5x sustained leverage target, is based on the ratio of (i) targeted on l g-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance. For the quarter ended March 31, 2020, Mylan’s Credit Agreement Adjusted EBITDA was based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”). For the quarter ended March 31, 2020, Mylan calculated adjusted EBITDA as U.S. GAAP net earnings (loss) adjusted for clean energy investments pre-tax loss, income tax provision (benefit), interest expense and depreciation and amortization (to get to EBITDA) and further adjusted for share-based compensation expense, litigation settlements and other contingencies, net and restructuring, acquisition related and other special items to get to adjusted EBITDA. References to free cash flows are to U.S. GAAP net cash provided by operating activities minus capital expenditures. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenues. Historical Mylan non-GAAP financial measures may not be directly comparable to future non-GAAP financial measures that may be used by the combined company. This presentation includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, leverage target, free cash flow, adjusted EBITDA, adjusted EBITDA margin, 2020E EBITDA margin, average estimated gross debt to 2020E EBITDA and total enterprise value to 2020E EBITDA are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, if applicable, provide a more complete understanding of the factors and trends affecting our operations. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and, if applicable, the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures, and investors and other readers should consider non- GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. 4

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Experienced Leadership to Optimize Total Shareholder Return

STRATEGIC OVERSIGHT AND LEADERSHIP



Robert J. Coury
Executive Chairman

- **Lead** the **Board** of Directors and **oversee the strategic direction of the company** in collaboration with Executive Management
- **Advise** the **new Executive Management team, leveraging extensive** industry and public company **experience** while **overseeing executive talent management**
- **Lead company strategy on certain highly complex matters and strategic initiatives,** including major M&A, that have the **potential to enhance Total Shareholder Return**
- **Ensure** the **Board's robust and transparent engagement with shareholders** and others in the financial and ESG communities, **as well as other key stakeholders,** such as **policymakers and regulators,** among others

OVERALL PERFORMANCE AND STRATEGY DEVELOPMENT



Michael Goettler
Chief Executive Officer

- **Lead** the **overall performance** of Viatris and **execute on the company's strategy** developed in collaboration with Executive Chairman and the Board of Directors
- **Build and develop a performance-driven, highly engaged, and inclusive culture** of champions committed to redefining healthcare, delivering value, and corporate responsibility
- **Lead communications with financial community and other external stakeholders** such as media, customers, policymakers, and regulators, among others
- **Build** and enhance **commercial excellence** to **maximize value** of key products and future portfolio across our geographies
- **Execute** on **strategy to launch** Viatris' new and **unique Global Healthcare Gateway™**, where capital investment priorities will be determined, such as R&D and business development

BUSINESS AND OPERATIONAL EXECUTION



Rajiv Malik
President

- **Lead** the **day-to-day execution of the business and operations**
- **Oversee integration** and **execution** of Viatris' **global scientific, manufacturing** and **supply chain platforms and business units**
- **Lead** the **attainment** of **synergy targets**
- **Leverage** Viatris' global footprint and **best-in-class scientific, regulatory, manufacturing and supply chain capabilities** to deliver on key internal and partnered **product development**, supporting Viatris' continued **portfolio differentiation** while positioning Viatris as the **Partner of Choice™**

FINANCIAL PERFORMANCE AND DISCIPLINE



Sanjeev Narula
Chief Financial Officer

- **Lead** the execution of Viatris' **financial strategy, processes** and **disciplines** to **deliver** and **optimize financial performance**
- **Implement rigorous** and **disciplined governance approach** for Viatris' **performance management** and **financial integration** with **strong financial controls** (including a robust budgeting, forecasting, and reporting process)
- **Ensure robust capital allocation governance process** that supports strong and **sustainable returns of capital** to shareholders while ensuring Viatris' **long-term financial stability**
- **Ensure** further **strengthening** of Viatris' **balance sheet** while **maintaining financial flexibility**

VIATRIS™

6

VIATRIS: A New Kind of Healthcare Company A new business model with enhanced global scale and operating platform with expanded commercial capabilities An even stronger financial profile expected • Annual cost synergies of ~$1 billion expected by the fourth full year after close • Strong adjusted EBITDA* and durable free cash flow* generation • Further strengthened balance sheet and financial flexibility, targeting < 2.5x leverage* A dedication to Total Shareholder Return (TSR) • Creating a disciplined shareholder friendly capital allocation model • Committed to dividend of > 25% of free cash flow* beginning first full quarter after close A Unique Global Healthcare Gateway™ to fuel growth and address unmet needs • Offers partners ready access to more markets and the ability to reach more patients around the world • Powered by unmatched global infrastructure and operational and commercial expertise A Commitment to Corporate Social Responsibility (CSR) * Non-GAAP measures. Please see slide 4. 7VIATRIS: A New Kind of Healthcare Company A new business model with enhanced global scale and operating platform with expanded commercial capabilities An even stronger financial profile expected • Annual cost synergies of ~$1 billion expected by the fourth full year after close • Strong adjusted EBITDA* and durable free cash flow* generation • Further strengthened balance sheet and financial flexibility, targeting < 2.5x leverage* A dedication to Total Shareholder Return (TSR) • Creating a disciplined shareholder friendly capital allocation model • Committed to dividend of > 25% of free cash flow* beginning first full quarter after close A Unique Global Healthcare Gateway™ to fuel growth and address unmet needs • Offers partners ready access to more markets and the ability to reach more patients around the world • Powered by unmatched global infrastructure and operational and commercial expertise A Commitment to Corporate Social Responsibility (CSR) * Non-GAAP measures. Please see slide 4. 7

Viatris Will Offer a Unique Global Healthcare Gateway™ Broad Global Commercial Reach Across Channels & Therapeutic Areas Broad Global Commercial Reach Global Supply & Across Channels & TAs Manufacturing Fueling Network Global Supply & Future Manufacturing Expansive Technical Growth Network Expertise and Science & Regulatory Legal & Compliance Total Shareholder Cost Efficient Operating Platform Return Cost Efficient Disciplined Capital Operating Platform Investment Governance Partner of Choice™ Creating better value for all stakeholders while addressing unmet needs 8Viatris Will Offer a Unique Global Healthcare Gateway™ Broad Global Commercial Reach Across Channels & Therapeutic Areas Broad Global Commercial Reach Global Supply & Across Channels & TAs Manufacturing Fueling Network Global Supply & Future Manufacturing Expansive Technical Growth Network Expertise and Science & Regulatory Legal & Compliance Total Shareholder Cost Efficient Operating Platform Return Cost Efficient Disciplined Capital Operating Platform Investment Governance Partner of Choice™ Creating better value for all stakeholders while addressing unmet needs 8

Clear Roadmap of Execution to Optimize Total Shareholder Return (TSR) Years Transaction Close 0 1 2 3 4 5 6 7+ INTEGRATION Operations PRODUCT LAUNCHES ~$3bn Business New Pipeline Execution Launches COST SYNERGIES ~$1b Synergies REVENUE SYNERGIES Leverage RAPID DELEVERAGING SHARE REPURCHASES Capital Return Capital DIVIDENDS Allocation New Pipeline Investment Business Development 9Clear Roadmap of Execution to Optimize Total Shareholder Return (TSR) Years Transaction Close 0 1 2 3 4 5 6 7+ INTEGRATION Operations PRODUCT LAUNCHES ~$3bn Business New Pipeline Execution Launches COST SYNERGIES ~$1b Synergies REVENUE SYNERGIES Leverage RAPID DELEVERAGING SHARE REPURCHASES Capital Return Capital DIVIDENDS Allocation New Pipeline Investment Business Development 9

Expected Attractive Financial Profile

	VIATRIS	Selected Spec Pharma / Generics					
	✓ More Balanced Risk Profile ✓ Robust Balance Sheet						
Market Cap ($bn)	~$20[1]	$17	$12	$8	$8	$7	$1
	VIATRIS™	SUN Pharma	teva	Mylan	Perrigo	hikma.	amneal
2020E EBITDA Margin[2] *	~40%[5]	23%	28%	30%	18%	28%	23%
Avg. Est. Gross Debt / 2020E EBITDA[3] *	≤ 2.5x Sustained leverage target	~4x					
Pays Dividend / *Dividend Yield*[4]	✓ *5.1%*[6]	✓ *0.6%*	✗	✗	✓ *1.5%*	✓ *1.4%*	✗
TEV / 2020E EBITDA[7] *	What multiple will VIATRIS deserve?	~16x	~8x		~11x	~11x	~10x

Creates a Differentiated Industry Leader with a Strong Financial Profile and Opportunities to Deliver Substantial Shareholder Returns

* Non-GAAP measures. Please see slide 4 Source: Company filings, Capital IQ. Note: Market data as of 7/7/2020.

1 Assumes estimated pro forma shares of 1.215bn and Mylan price per share as of 07/07/2020; 2 Consensus estimate for calendar year 2020 EBITDA, per Capital IQ as of 07/07/2020 divided by consensus estimate for calendar year 2020 Revenue, per Capital IQ as of 07/07/2020. Consensus estimates are not internal estimates. Figures adjusted to reflect 2020E calendar year; 3 Average estimated gross debt / 2020E EBITDA based on consensus EBITDA estimates (see footnote 2) and estimated gross debt outstanding, calculated as short and long-term debt, plus lease obligations and other liabilities, as of the last reported publicly available filings. EBITDA estimates adjusted to reflect 2020E calendar year; 4 Dividend per share declared in the last 12 months divided by the company share price dated 07/07/2020; 5 2020E pro forma adjusted EBITDA margin including phased-in synergies, illustratively assumes $250mm of synergies in 2020E; 6 Dividend per share assumes 25% of illustrative $4bn of pro forma 2020E free cash flow paid as dividend, divided by pro forma share count of 1.215bn. 5.1% dividend yield based $16.11 Mylan price per share as of 07/07/20; 7 Based on consensus EBITDA estimates (see footnote 2). EBITDA estimates adjusted to reflect 2020E calendar year. Total enterprise value calculated as market capitalization dated 07/07/2020 plus debt outstanding less cash and cash equivalents plus non-controlling interest and less investment in affiliates as reported in the latest public filing.

VIATRIS™

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Committed to Corporate Social Responsibility (CSR)

Viatris will build upon Mylan's ongoing multi-faceted approach to corporate responsibility, as well as leverage the strengths of Upjohn's corporate responsibility work

VIATRIS™

PATIENT HEALTH

An industry leader with products that are capable of addressing 9 of the top 10 causes of death globally[1] and serving >165 countries and territories including close to 90% of low and lower-middle-income countries[2]

ENVIRONMENTAL HEALTH

Responsible environmental stewardship and promoting safe, sustainable operations is a priority

EMPLOYEE HEALTH

Committed to providing a safe, positive, productive work environment that fosters inclusion, integrity, dignity and mutual respect

COMMUNITY HEALTH

Support efforts to enhance the quality of life and meet needs in and around the communities where Viatris will operate

GLOBAL PUBLIC HEALTH

Leverage our global footprint to advocate for responsible public policy, prioritizing patient health, access to medicine, including in low-income countries, and the acceptance of generics and biosimilars

Source: 2019 Mylan Global Social Responsibility Report; Upjohn Business does not report ESG policies or performance on standalone basis.
[1] The remaining cause of death is road injury. Source: Global Health Estimates 2016: Deaths by Cause, Age, Sex, by Country and by Region. 2000-2016 Geneva, World Health Organization; 2018.
[2] Income groups from the World Bank list of economies (published July 2019).

VIATRIS™

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